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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ORANGE-CO, INC.
                           (NAME OF SUBJECT COMPANY)

                                ORANGE-CO, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   684177108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DALE A. BRUWELHEIDE
                                ORANGE-CO, INC.
                           2020 U.S. HIGHWAY 17 SOUTH
                              POST OFFICE BOX 2158
                           BARTOW, FLORIDA 33831-2158
                                 (941) 533-0551
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                                 JEREMY P. ROSS
                     BUSH ROSS GARDNER WARREN & RUDY, P.A.
                           220 SOUTH FRANKLIN STREET
                              TAMPA, FLORIDA 33602
                                 (813)224-9255

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Orange-co, Inc. (the "Company") and it is incorporated under Florida law. The address of the principal executive offices of the Company is 2020 U. S. Highway South, Bartow, Florida 33831-2158. The equity securities to which this statement relates are shares of the Company's common stock, par value $.50 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Tender Offer Statement"), dated October 1, 1999 (the "Schedule 14D-1"), of OJ Acquisition Corp., a Florida corporation ("Purchaser"), all of the stock of which is owned by Reservoir Capital Partners, L.P., a Delaware limited partnership ("RCP"), Reservoir Capital Associates, L.P., a Delaware limited partnership("RCA"), and Reservoir Capital Master Fund, a limited partnership organized under the laws of the Cayman Islands ("RCMF"), to purchase any and all of the outstanding Shares, not owned by them, at a purchase price of $7.00 per Share in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 1999 and the related Letter of Transmittal filed as exhibits to the
Schedule 14D-1 of the Purchaser (the "Reservoir Offer").

     The general partner of each of RCP, RCA and RCMF is Reservoir Capital Group, L.L.C., a Delaware limited liability company ("RCG"), whose managing member is Reservoir Capital Management, L.L.C., a Delaware limited liability company ("RCM" and, together with RCP, RCA, RCMF and RCG, the "Parent"). The Reservoir Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 27, 1999, by and among the Company, the Purchaser, RCP, RCA and RCMF (the "Merger Agreement") pursuant to which, following consummation of the Reservoir Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. In the Merger, each outstanding Share (other than the Shares held by Parent, Purchaser or any wholly-owned subsidiary of Parent or Purchaser or in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares will be canceled with no payment being made with respect thereto, and other than Shares, if any, held by shareholders who perfect their appraisal rights under Florida law) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $7.00 in cash, payable to the holder thereof, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share.

     Simultaneous with the execution of the Merger Agreement, Purchaser acquired from affiliates of Ben Hill Griffin III, the Company's Chairman and Chief Executive Officer (hereinafter sometimes referred to as "Mr. Griffin" or the "Chairman") 5,405,660 Shares, representing 52.4% of the outstanding Shares, at a price of $7.00 per Share.

     The Schedule 14D-1 identifies the Purchaser's and the Parent's principal executive offices as being located at 650 Madison Avenue, 26th Floor, New York, New York 10022.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The person filing this statement is the Company, the address of which is set forth in Item 1 above.

     (b) (1) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and its executive officers, directors or affiliates and certain information concerning the ownership of Shares by officers and directors of the Company are described in the Company's Proxy Statement, dated January 22, 1999, as prepared and distributed in connection with its Annual Meeting of Stockholders held on February 18, 1999 (the "1999 Proxy Statement"), specifically in the sections entitled "Securities Ownership of Certain Beneficial Owners", "Election of Directors", "Executive Officers", "Compensation Committee Report", "Compensation Committee Interlocks and Insider Participation", "Summary Compensation Table", "Contingent Compensation", "Approval of the 1998 Incentive Equity Plan", and "Transactions with Management and Others." A copy of those portions of the 1999 Proxy Statement is filed as Exhibit (c)(1) hereto and incorporated herein by reference. Certain actions authorized by the Board of Directors of the

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Company with respect to employee plans, severance arrangements and other employee benefits, and certain other matters having a relationship to the transactions described in Item 4 below, were not reflected in the 1999 Proxy Statement. These include:

TERMINATION OF DEFERRED COMPENSATION PLANS

     On September 21, 1999, the Board of Directors of Orange-co of Florida, Inc, a wholly owned subsidiary of the Company, approved the termination of its non-qualified Deferred Compensation Plan, originally established in 1988, and the separate termination of its Management Security Plan, an unfunded deferred compensation plan activated in 1993. Each of the participants in such plans was asked to and did waive any waiting period that otherwise may have applied to such termination action.

APPROVAL OF CASH BONUSES

     On September 21, 1999, the Company's Board of Directors approved recommendations of the Board's Compensation Committee that financial year end cash bonuses be paid to the Company's Chairman and Chief Executive Officer, and its President and Chief Operating Officer, in the monetary amounts of $100,000 and $110,000, respectively, on or before September 30, 1999, and to nine of the Company's more senior management employees, in the aggregate amount of $144,000, payable either upon completion of the Merger or upon any earlier involuntary termination of service effected prior to such completion. Included in that latter group is the Company's Vice President and Chief Financial Officer who is entitled to receive a $45,000 bonus, contingent, however, upon his willingness to amend the terms of a 1992 Severance Benefit Agreement to which he and the Company are parties so as to reduce the amount payable thereunder, in the event of his future termination of service, by an amount equal to such bonus.

CONFLICTS OF INTEREST

     Because of the ownership prior to September 27, 1999 by Ben Hill Griffin Investments, Inc. ("BHGI") and the Griffin Family Limited Partnership ("GFLP"), entities in which Mr. Griffin has either a controlling interest or substantial affiliation, of the 52.4% Share interest identified in Item 2 above, an actual or potential conflict of interest existed between the Company and the Chairman during the period in which those Share interests were being marketed for possible sale, the terms of the transactions described in Item 4 below were being negotiated and the Company's Board of Directors was being asked to consider the effect of such proposed transactions upon the Company's shareholders. In recognition of such conflicts, the Board of Directors, immediately following a presentation thereto by Mr. Griffin, made on July 9, 1999 for the purpose of declaring his intention to cause such interests to be sold and transferred to the Purchaser and certain assets of the Company to be sold to a separate entity, as described in Item 4 below, concluded that (a) neither the Chairman nor any other director having an affiliation with or other relationship to him, except as created by their mutual membership on the Company's Board, should participate in the Board's further consideration of the Share and asset sales that he was then proposing to be reviewed and acted upon, and (b) a Special Committee of the Board of Directors, to be composed of directors having no such affiliation or relationship, should be appointed and activated for the purpose of reviewing and analyzing such sale proposals and determining whether their terms and conditions were fair, from a financial point of view, to the Company's unaffiliated shareholders.

STATUS OF EXISTING DIRECTORS

     In addition to Mr. Griffin, the Company's Board of Directors currently consists of Gene Mooney, the Company's President and Chief Operating Officer, and seven outside directors. Under the Merger Agreement, as identified in Item 3(b)(2) below, the Company will, upon a request of the Parent, use its best efforts to cause a majority of the Company's directors to consist of the Parent's designees, either as a result of resignations being accepted from incumbent directors or the number of directors being increased to accommodate the election of additional nominations to be made by the Parent. None of the existing directors have, as of the current date, tendered their resignations from the Board, nor have been asked to do so. In the event any such resignation shall be tendered or otherwise accepted in the future, an appropriate press release advising of such an action will be promptly disseminated.
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     (b) (2) On September 27, 1999, the Company, RCA, RCP, RCMF and Purchaser
executed the Merger Agreement, a copy of which is filed as an Exhibit to the
Schedule 14D-1 and is incorporated herein by reference, pursuant to which Parent was required, within five business days following the date of its execution, to undertake a tender offer to acquire all outstanding Shares not owned by Parent or Purchaser, at a purchase price of $7.00 per share in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Reservoir Offer. Following the conclusion of the Reservoir Offer, Purchaser will be merged with and into the Company with the Company as the surviving corporation, without the necessity of an intervening shareholder meeting and vote to approve the Merger Agreement if the Reservoir Offer causes Purchaser to be the holder of at least 80% of the Shares (such accelerated form of merger being authorized by Florida law) or after such meeting and favorable vote if the Reservoir Offer produces a lesser ownership interest, and, in either event, within the two business days following completion of the Reservoir Offer period or, as necessary, the referenced shareholder action. In connection with the Merger, the non-dissenting holders of the then outstanding Shares (other than Purchaser) will receive the Merger Consideration upon surrender of the certificate formerly representing such Share.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) The recommendation being made by the Company is with respect to the issue of whether the Company's unaffiliated shareholders should accept or reject the Reservoir Offer, tender their respective Shares, and, if required by law, vote in favor of or in opposition to the Merger Agreement. In that regard, at a meeting held on September 9, 1999, the Company's Board of Directors, by unanimous vote, resolved that each of the Merger Agreement and the Asset Purchase Agreement (as described in subsection (b) below), and the transactions contemplated by each, were advisable and in the best interests of the Company and its unaffiliated shareholders; the consideration to be paid to each of the Company's unaffiliated shareholders under the Merger Agreement for each of the Company's common shares owned by such holder (or which would be owned upon exercise of an outstanding stock option) was found to be fair; and the consideration to be paid to the Company under the Asset Purchase Agreement, in exchange for the assets to be acquired thereunder, was found to be fair to and in the best interests of the Company and its unaffiliated shareholders; and that the Board would therefore recommend to the Company's unaffiliated shareholders that upon receipt of the tender offer to be made by Reservoir they should accept the same, tender all of their shares of Company common stock pursuant to its terms, and, if required by law, approve and adopt the Merger Agreement and the transactions therein contemplated. ACCORDINGLY, THE COMPANY'S BOARD NOW RECOMMENDS TO THE COMPANY'S UNAFFILIATED SHAREHOLDERS THAT UPON RECEIPT OF THE RESERVOIR OFFER THEY ACCEPT THE SAME AND TENDER ALL OF THEIR SHARES PURSUANT TO ITS TERMS. A copy of the press release relating to the Board's recommendation and of a letter to the Company's shareholders containing the Company's recommendations are being filed, respectively, as Exhibits (a)(1) and (a)(2) and are incorporated herein by reference. The text of the Company's press release, dated September 27, 1999, announcing the Purchaser's acquisition from the Griffin Affiliates of their 52.4% Share interest in the Company and the intended commencement of the Reservoir Offer appears in Section 10 ("Background of the Offer; Purchase of Shares; Past Contracts with the Company") of the Reservoir Offer.

     (b) In reaching the conclusions referred to in Item 4(a), the Board gave consideration to a variety of factors, principally including those hereinafter described. At a meeting of the Company's Board of Directors held on July 14, 1999, Mr. Griffin reported on the status of his previously announced efforts to locate a buyer of the Shares held by BHGI, GFLP, and another member of the Griffin family (collectively the "Griffin Affiliates"), and of his interest in entering into letters of intent with RCG, and separately with Pasco Acquisition, Inc., a Delaware corporation more particularly identified below ("Pasco"), RCG and the Company (the forms of which were presented to the Board and, as executed, were filed as Exhibits to the Schedule 14D-1, and are incorporated herein by reference) (collectively, the "Letters of Intent"). Following comments by Mr. Griffin's corporate counsel, by a representative of RaboBank, the investment banking firm engaged by Mr. Griffin and the Griffin Affiliates to seek a buyer for those shares and to direct the due diligence process associated with such a sale, and by the Company's President and Chief Operating Officer, the Board determined that neither the Chairman nor any director having an affiliation or other relation to him should participate in the Board's further consideration of the matters presented. As a result, the Board

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appointed a Special Committee (the "Committee"), composed of four Board members each affirming his independence from and lack of relationship with the Chairman, or any affiliate thereof, and charged it with the responsibility of determining the fairness, from a financial point of view, of the transactions contemplated by the Letters of Intent, to the Company's unaffiliated shareholders.

     Between July 15 and July 22, 1999, the Committee interviewed prospective qualified independent financial advisors and on that latter date selected Stephens Inc., of Little Rock, Arkansas (the "Advisor"), to undertake an analysis of the transactions as proposed in the Letters of Intent and the agreements derived therefrom, so as to aid the Committee in formulating and providing to the Board of Directors the requested opinion as to financial fairness. The Committee held its organizational meeting with representatives of the Advisor on July 22 and the Committee's chairman, Richard Coonrod, continued those discussions on July 23 for the primary purpose of reaching agreement as to the proposed schedule for the Advisor's conduct of the due diligence activities that would be necessary as a condition to its financial analysis of the offers being made by Parent and Pasco. Thereafter, the Committee held formal meetings with the Advisor by conference phone call on August 12 and August 25, principally relating to a review of the process by which the Advisor was performing its responsibilities, the progress being made in obtaining and analyzing necessary financial information, the scope and structure of the analysis being applied, and to receive and question the preliminary results of that process, and in a face to face session on September 8, to review and critique the final presentation of the Advisor's written analysis and conclusions, to receive its written opinion (a copy of which is being filed as Exhibit (a)(3) hereto and is incorporated herein by reference) (the "Opinion"), and thereafter to determine whether the price proposed to be paid by Purchaser to the Company's unaffiliated shareholders upon a purchase of their Shares was fair from a financial point of view, and to formulate a report to be presented to the entire Board. At the end of such process, the Committee concluded that the Merger Agreement and Asset Purchase Agreement (the latter to be entered into between the Company and Pasco, as more particularly described below), and the transactions contemplated by each, were advisable and in the best interests of the Company and its unaffiliated shareholders, the consideration to be paid to each of the Company's unaffiliated shareholders under the Reservoir Offer and the Merger for each of the Shares owned by such holder was fair; and the consideration to be paid to the Company under the Asset Purchase Agreement, in exchange for the assets to be acquired thereunder, was fair to and in the best interests of the Company and its unaffiliated shareholders, and that it would therefore recommend to the entire Board that it approve such transactions and favorably recommend the same to the Company's unaffiliated shareholders.

     In reaching its conclusions, the Committee gave consideration to a number of factors relating to or in addition to the Advisor's analysis and opinion, including:

          1. the financial and other terms of and conditions of the Reservoir Offer, the Merger Agreement and the Asset Purchase Agreement;

          2. the proposed sale by Ben Hill Griffin, Inc. ("BHG Inc."), an affiliate of Mr. Griffin and the Griffin Affiliates, to Lykes Pasco, Inc., an affiliate of Pasco, of a specific quantity of boxes of Valencia, early/midseason and Mandarin oranges in each of the five annual growing seasons commencing in the fall of 1999, in exchange for a current payment of $4,750,000 and future payments to be calculated and made upon each delivery and at the end of each applicable growing season;

          3. Pasco's proposed engagement of Mr. Griffin to perform consulting services for a term of five years and be restricted from engaging in or being otherwise connected with citrus processing or the manufacture, bottling, packaging, distribution or sale of juice, juice products or other beverages, or dispensing equipment for the same, in the United States, Canada or Europe, in exchange for a current payment of $2,000,000;

          4. the fact that the only other proposal to acquire all of the Company's outstanding Shares at a price higher than that offered by the Parent, at a figure of $8.50 per Share, was made contingent upon the receipt of future financing commitments and, when those commitments were not forthcoming, was subsequently withdrawn;

          5. the efforts by Mr. Griffin and his representatives in creating an auction process to market the Shares owned by the Griffin Affiliates and to maximize the value that might be received thereby, as well as by the Company's unaffiliated shareholders through the process of a tender offer, which involved
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     contacts being made with 24 potential financial and strategic acquirors and the distribution of substantial information to the marketplace for the purpose of soliciting initial bids, which, in the judgment of the Committee, well assured access to the transactions by any interested person;

          6. the historical market price of, and recent trading activity in, the outstanding Shares which has reflected 52 week, 180 day and 90 day average trading prices (with the respect to the 12 month period ended on September 3, 1999), respectively, of $5.80, $5.73 and $5.49, enabling shareholders to realize premiums against those valuations of 17%, 18% and 22%; and the fact that the average market valuation of the outstanding Shares, over the last 24 and 12 month periods, has been 62% and 56%, respectively, of the Company's book value of approximately $10.50 per Share;

          7. the possible alternatives to the Reservoir Offer and its related transactions, including, without limitation, attempting to continue to operate the Company as an independent entity in a period of substantial consolidation activity in all components of the citrus industry, including grove production, processing and packaging, distribution of fresh fruit, concentrated bulk products and other juice products, and dispensing equipment; or effecting a direct break-up or liquidation sale of the Company's citrus grove properties and its processing, packaging and beverage and food servicing businesses, given the difficulties associated with maintaining operations during that period, particularly in light of the near term commencement of the 1999-2000 growing season, retention of the Company's employment force in the face of such an activity, the time and expense involved in effecting such piece-meal sales efforts, the normal discount valuations attaching to assets that are made the subject of such liquidating sales, the excess capacity of processing plants throughout the state of Florida, and the continued increase in foreign competition related to the production and processing of citrus fruit; and

          8. that no alternative transaction was likely to occur in light of the Griffin Affiliates' desires to effect a sale of their majority equity holdings in the Company.

     The Committee did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, it viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     On September 9, 1999, at a properly called meeting, the Board of Directors carefully considered the Committee's report, which among other matters, affirmed the Committee's review and consideration of the terms and conditions of:

          (a) the proposed sale by the Griffin Affiliates of their Shares;

          (b) the Merger Agreement and the Reservoir Offer that comprised an integral part thereof (a detailed summary of which is set forth in the Schedule 14D-1); and

          (c) the separate Asset Purchase Agreement, by and between Pasco and the Company, a copy of which is being filed as Exhibit (c)(2) hereto and is incorporated by reference, pursuant to which, on the date of its execution, Pasco would acquire the Company's beverage and food services business (the "Food Service Business"), would pay to the Company $17,925,000 and an additional amount constituting the estimated Food Service Business net working capital, and would assume those liabilities of the Company relating to such business; and thereafter, within the five business day period following consummation of the Merger and the satisfaction of certain other conditions, Pasco would acquire the Company's citrus processing and packaging business, including the Company's principal processing plant in Bartow, Florida (the "Processing Business"), at which time Pasco would pay an amount based on the net working capital attributable to the Processing Business and would assume those liabilities of the Company relating to the Processing Business; a more detailed description of the Asset Purchase Agreement follows at the end of this subsection.

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     The Committee's report then described the assistance provided by the
Advisor in aiding the Committee's formulation of the requested opinion as to financial fairness, and stated that the Committee had taken into account detailed oral and written presentations made by the Advisor with regard to such matters, as well as the Opinion given after applying selected financial criteria to such transactions, to the effect that the Reservoir Offer and the Merger are fair from a financial point of view to the Company's unaffiliated shareholders.

     Finally, the Committee reported that it had separately reviewed the proposed transactions, the business condition and prospects of the Company, and applied thereto the experience and expertise of its members with regard to the various components of the citrus industry in which the Company operated, and its understanding as to the lack of financing contingencies or other substantive uncertainties attaching to the Reservoir Offer, and the legal environment in which the Reservoir Offer and the Merger proposals were made. After considering its own independent review as well as the analysis of the Advisor, the Committee unanimously concluded that the Merger Agreement and Asset Purchase Agreement, and the transactions contemplated by each, were advisable and in the best interests of the Company and its unaffiliated shareholders, the consideration to be paid to each of the Company's unaffiliated shareholders under the Reservoir Offer and the Merger for each of the Shares owned by such holder was fair and the consideration to be paid to the Company under the Asset Purchase Agreement, in exchange for the assets to be acquired thereunder, was fair to and in the best interests of the Company and its unaffiliated shareholders. As a result, the Committee recommended to the Company's Board of Directors that it, in turn, recommend to the Company's unaffiliated shareholders that they accept the Reservoir Offer, tender all of their Shares pursuant to its terms, and, if required by law, approve and adopt the Merger Agreement and the transactions contemplated therein.

     After considering and discussing the report, and receiving a separate report from the Committee's legal counsel, advising as to the Committee's attention to and compliance with the legal principles applicable to an undertaking of the nature assigned, the Board undertook the actions reflected in subsection (a) of this Item 4.

THE ASSET PURCHASE AGREEMENT

     Initial Closing. The Asset Purchase Agreement was executed by the parties on September 27, 1999 and the closing of the sale of the Food Service Business (the "Initial Closing") occurred on that date. Concurrently with such execution, Pasco paid the Company the cash sum of $17,925,000, together with a separate amount, $11,767,548, as payment for the estimated working capital of the Company allocable to the Food Service Business, and also assumed certain of the Company's liabilities relating to that business. At the Initial Closing, Pasco acquired the Company's Food Service Business assets other than cash and certain excluded assets.

     Final Closing. The closing of the Company's sale and Pasco's purchase of the Company's Processing Business (the "Final Closing") is required by the Asset Purchase Agreement to take place no later than the first business day following the satisfaction or waiver of certain conditions, including any required Company shareholder approval of the transactions contemplated by the Asset Purchase Agreement, consummation of the Merger, the absence of any material adverse change, the absence of any proceeding, statute, rule or regulation that would render such closing illegal, and performance by each party of its obligations and agreements and compliance with its covenants as stated in the Asset Purchase Agreement. At least five business days before such closing, the parties will use their best efforts to agree upon a reasonable estimate of the Company's net working capital allocable to the Food Service Business (as of the Initial Closing) and the Processing Business (as of the Final Closing), failing which the independent certified public accounting firm of Tedder, James, Worden & Associates ("Tedder James") will make such determination. At the Final Closing Pasco will be required to pay the Company, by wire transfer of immediately available funds, an amount based on the net working capital allocable to the Processing Business, and to assume certain of the Company's liabilities allocable to the Processing Business, and will, in turn, acquire the Processing Business and its related assets.

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     Post Closing Purchase Price Adjustments.  Within the 60 day period after each closing, the Company will provide Pasco with a draft of the Company's determination of the net working capital amount allocable to the components of the Company's Processing Business and Food Service Business as of the particular closing date, and an appropriate adjustment will be made to the cash payment made at such closing, or, if the parties cannot agree upon such amount, the Asset Purchase Agreement sets forth a procedure, involving arbitration, by which such dispute may be resolved and a final payment amount fixed.

     Representations and Warranties. Pursuant to the Asset Purchase Agreement, the Company has made customary representations and warranties to Pasco with respect to, among other matters, its organization and qualification, authority with respect to the matters set forth in the Asset Purchase Agreement, public filings, financial statements, the absence of brokers and finders, governmental approvals, the actions taken by the Company's Board of Directors, the absence of certain changes or events, litigation and other proceedings, material contracts, its real and personal properties, its compliance with laws and the maintenance of required permits, certain environmental matters, its intellectual properties, year 2000 compliance, taxes, certain employee benefits, labor matters, insurance, product warranties, suppliers and customers, accounts receivable, inventory and the correctness of the warranties made by it in the Merger Agreement. Pasco has also made customary representations and warranties to the Company with respect to, among other matters, its organization and standing, authority with respect to the matters set forth in the Asset Purchase Agreement, approvals and consents, the absence of brokers and finders, and financing. The representations of the parties will not survive the applicable closing and there will be no liability in respect thereof, whether accrued prior to or after such closing date, on the part of either party or its officers, directors, employees, agents or affiliates.

     Covenants. Prior to the Final Closing, the Company and its subsidiaries covenant that Pasco will not be required to remove from the Company's premises any assets purchased in the Initial Closing; the Company will make available to Pasco's employees reasonable access to such assets; and that the Company will
(a) continue to supply the Food Service Business acquired from the Company by Pasco with juice and beverage products at the unit values used by Tedder James in the preparation of the net working capital statements as of August 31, 1999;
(b) operate the Processing Business in the ordinary course and use commercially reasonable efforts to preserve intact, subject to terminations in the ordinary course, the services of employees that Pasco has stated in writing it intends to make offers of employment; (c) maintain assets and properties of the Processing Business in the same order as on the date of the Asset Purchase Agreement; (d) maintain insurance on such business and its tangible assets in such amounts and against such risks and losses as are currently in effect; (e) preserve their relationships with key customers and suppliers of the Processing Business and others having significant business dealings with them; and (f) comply in all material respects with all laws and orders of all governmental or regulatory authorities applicable to them. The Asset Purchase Agreement also contains specific restrictive covenants as to certain impermissible activities of the Company from the date of the Asset Purchase Agreement until the final closing, which provide, among other matters, that the Company will not (and will not permit any of its subsidiaries to) (a) take certain actions, including acquiring any business or material assets as a part of the Processing Business, except inventory or other assets to be used or sold in the ordinary course; (b) dispose of (other than in the ordinary course or to an immaterial degree) or encumber its properties; (c) except to the extent required by law, permit, with respect to the Processing Business, any material change in various specified business practices and policies of the Company unless made with Pasco's consent; (d) adopt, amend in any material respect or terminate any of the Company's employee benefit plans or increase the compensation or fringe benefits of the Company's directors, officers or other employees, subject to certain exceptions (e) make any capital expenditures or commitments for additions to plant, property or equipment in an aggregate amount exceeding $100,000 within the period preceding January 1, 2000, or exceeding $100,000 for any calendar quarter thereafter without Pasco's prior consent; (f) make any material change in the lines of business in which the Processing Business participates; or (g) enter into any contract, binding commitment or arrangement to do or engage in any of the foregoing. In addition, the Asset Purchase Agreement obligates the Company to confer with Pasco with respect to its business and operations and other matters relevant to the Processing Business or the Asset Purchase Agreement and promptly advise Pasco of any change or event having, or which, as could be reasonably foreseen, could have, a material adverse effect on the Processing Business taken as a whole or on the ability of the Company to complete the Final Closing.

     Publicity; Confidentiality. No press release, or other public announcement to the Company's employees, customers, suppliers or others with whom the Company has significant business relations, with respect to the Asset Purchase Agreement or any of its related documents, may be made without the consent of both parties unless the same is required by law or regulatory practice. For the five year period following the final closing, the Company and its subsidiaries will, subject to the same exceptions described in the preceding sentence, keep, and will use its best efforts to cause its other affiliates to keep, confidential all proprietary information concerning the other.

     No Solicitation. Until the occurrence of the Final Closing or an earlier termination of the Asset Purchase Agreement in accordance with its terms, the Company will not, and will cause its subsidiaries not to, solicit, initiate, participate in any negotiation or discussion or enter into any agreement in respect of, any proposal (other than a proposal by Pasco or a proposal that explicitly assumes the obligations of the Company under the Asset Purchase Agreement) for the acquisition out of the ordinary course of any portion of the assets comprising the Food Service Business and, the Processing Business or for a merger, stock acquisition, consolidation or other business combination pursuant to which any other person would acquire such business or any substantial interest therein, or the assets, or any material portion, thereof.

     Access. Until the Final Closing, the Company shall, and shall cause each of its subsidiaries to, (a) afford Pasco and its representatives with access, upon reasonable prior notice and during normal business hours, to all books and records applicable to the Processing Business and the Food Service Business, and to assets, properties and personnel relating thereto, but only in such a manner as will not unreasonably interfere with the normal operations of the Company and its subsidiaries, and (b) furnish promptly to such persons all information concerning such businesses and their assets, properties and personnel as may reasonably be requested by Pasco, except to the extent doing so would violate any law or contract obligation. Further, for a period of five years following the Final Closing, Pasco shall afford the Company's representatives access to such books and records as it shall have obtained from the Company, and the Company shall afford that same access by Pasco's representatives with respect to books and records retained by the Company and relating to such businesses.

     Certain Filings and Actions. The parties will cooperate with one another in determining whether any governmental approval or other consent is required or reasonably appropriate in connection with the consummation of the transactions contemplated by the Asset Purchase Agreement, or any post-closing matters, and will provide each other with such necessary information or reasonable assistance as the other may reasonably request. They will also do all things necessary or advisable to timely consummate the transactions contemplated by the Asset Purchase Agreement; including, if the Reservoir Offer is not consummated by November 15, 1999, convening a meeting of shareholders or taking action by written consent to consider and vote upon the adoption of the Asset Purchase Agreement and the approval of the transactions to be consummated at the Final Closing, timely preparing and filing any required proxy or information statement in connection therewith, using all appropriate efforts to have the same cleared by the Securities and Exchange Commission, and promptly disseminating the same to the Company's shareholders; to make all necessary filings, including tax filings; to supply such information as is needed in connection with any of the transactions contemplated by the Asset Purchase Agreement in a form that will contain no untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; to correct all information found to be false or misleading in any material respect; to supply such additional information as the circumstances may warrant; cooperate with each other in the conduct of any proceeding related to the taxes of or with respect to the businesses whose assets are the subject of the Asset Purchase Agreement, or to any related tax matter (including the allocation of the purchase price among the assets made the subject of Pasco's acquisition and the Company's sale); and will not knowingly take or omit to take any action that would reasonably result in any of the other party's conditions to the Final Closing to remain unsatisfied.

     Liabilities with Respect to Employees. As to any employees of the Company to whom Pasco elects to offer employment, Pasco will be responsible for certain employment related liabilities applicable to each, but the Company will generally retain responsibility for all such liabilities that relate to all other of its employees.

Pasco shall, however, assume a percentage of any employment related liabilities that are not directly allocable to individual employees.

     Noncompetition. Subject to certain exceptions, until the occurrence of the earlier of the Final Closing or the second anniversary of the Initial Closing, neither the Company nor any of its subsidiaries will, directly or indirectly, establish, or engage in the manufacturing, bottling, distribution or sale of, juice, juice products or other beverages or food products or dispensing equipment for the same, for institutional or food service use.

     Certain Fruit Purchases. During the 1999-2000 citrus growing season, but only subsequent to the Final Closing, the Company and its subsidiaries will sell to Pasco or its designated subsidiary all citrus grown upon managed groves located in the Joshua and Bermont groves on terms and conditions set forth in the Asset Purchase Agreement.

     Frank Carroll Oil Environmental Liabilities. To the extent that any liabilities arise in the future pursuant to environmental laws which relate to the Company's prior ownership of the capital stock of Frank Carroll Oil Company, Inc., including liabilities arising out of the Company's sale of such stock to Childs Oil Company, Inc., the Company will be required to defend the same, and must afford Pasco the opportunity to participate in the negotiation of such matters, provide Pasco with copies of all documentation relating to the same, consult with Pasco in advance of finalizing any environmental reports or submissions in any proceeding, and refrain from settling any such claim or demand without Pasco's approval.

     Grounds for and Effect of Termination. Prior to the Final Closing the Asset Purchase Agreement may be terminated only by (i) the mutual written agreement of both parties, (with the consent of the Parent and certain of its affiliates); (ii) the Company (with the consent of the Parent and certain of its affiliates) or Pasco, if the Final Closing shall not have occurred on or before September 30, 2000, unless such failure is the result of a breach of the Asset Purchase Agreement by the party seeking to terminate; or (iii) the Company (with the consent of Parent and certain of its affiliates) or Pasco, if a court of competent jurisdiction shall have taken final and non-appealable action to permanently restrain, enjoin or otherwise prohibit the consummation of the Final Closing. Upon any such termination, all provisions of the Asset Purchase Agreement will be deemed void and of no further legal effect, other than those relating to the post-closing price adjustments; the covenants related to tax matters, liabilities with respect to employees, insurance, transfer of certain materials, collection of accounts, noncompetition, and the inapplicability of the bulk sale laws to the transactions contemplated by the Asset Purchase Agreement, as well as the indemnification and miscellaneous provisions contained within the Asset Purchase Agreement; provided that no party materially breaching any of its covenants or other agreements set forth in the Asset Purchase Agreement shall be relieved of liability therefor.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Committee retained Stephens Inc. to act as its financial advisor with respect to the Reservoir Offer and the other related transactions described in
Item 4 above, and to provide the Committee with a written opinion as to the fairness to the Company's unaffiliated shareholders from a financial point of view of the consideration to be received by such shareholders in the Reservoir Offer. For such engagement, Stephens will receive $200,000 and will be reimbursed for its reasonable out-of-pocket expenses, including fees and disbursements of counsel. In addition, the Company has agreed to indemnify Stephens against certain expenses and liabilities in connection with its engagement, including liabilities which may arise under the Federal securities law.

     Except as stated above, neither the Company nor any person acting on its behalf intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders in connection with the Reservoir Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Within the Company's knowledge, except as described in Section 4(b) hereto, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) Within the Company's knowledge, all of the Company's executive officers, directors, affiliates or subsidiaries presently intend to tender all of their Shares to the Bidders pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described in Item 4 above, including the matters set forth in the Reservoir Offer, no negotiation is being undertaken or is underway by the Company in response to the Reservoir Offer which relates to or would result in an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary; a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary; a tender offer for or other acquisition of securities by or of the Company; or any material change in the present capitalization or dividend policy of the Company.

     (b) The Company is not a party to nor has knowledge of any transaction, resolution, agreement in principle or signed contract entered into in response to the Offer, other than as described in Items 3(b) and 4 above, which relates to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     None

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

(a)(1) Company press release, dated September 9, 1999.

(a)(2) Letter to shareholders, dated October 1, 1999, recommending approval of the Reservoir Offer.+

(a)(3) Opinion letter, dated September 9, 1999, from Stephens Inc. to the Special Committee of the Company's Board of Directors.+

(b)    None

(c)    Contracts, agreements arrangements and understandings:

(c)(1) Identified portions of the Company's Proxy Statement, dated January 22, 1999, for the Annual Meeting of Stockholders held on February 18, 1999.

(c)(2) Asset Purchase Agreement, dated September 27, 1999, by and between the Company, as Seller, and Pasco Acquisition, Inc., as Purchaser.

* Agreement and Plan of Merger, by and among Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P., Reservoir Capital Master Fund, L.P., OJ Acquisition Corp., and the Company, a copy of which, as executed, is being filed as Exhibit (c)(8) to the Schedule 14D-1 and is incorporated herein by reference.

* Letter of Intent, dated as of July 14, 1999, by and among Ben Hill Griffin III, Ben Hill Griffin, Inc., and Reservoir Capital Group, L.L.C., a copy of which, as executed, is being filed as Exhibit (c)(3) to the
       Schedule 14D-1 and is incorporated herein by reference.

* Letter of Intent, dated as of July 14, 1999, by and among Pasco Acquisition, Inc., the Company, Ben Hill Griffin III, Ben Hill Griffin, Inc., and Reservoir Capital Group, L.L.C., a copy of which, as executed, is being filed as Exhibit (c)(4) to the Schedule 14D-1 and is incorporated herein by reference.
---------------

+ Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ORANGE-CO, INC.


                                          By: /s/ Gene Mooney
                                             ----------------------------------
                                                  Gene Mooney,
                                                  President and Chief Operating
                                                  Officer


Dated: October 1, 1999

                                ORANGE-CO, INC.

                                 EXHIBIT INDEX

(a)(1) Company press release, dated September 9, 1999.

(a)(2) Letter to shareholders, dated October 1, 1999, recommending approval of the Reservoir Offer.+

(a)(3) Opinion letter, dated September 9, 1999, from Stephens Inc. to the Special Committee of the Company's Board of Directors.+

(b)    None

(c)    Contracts, agreements arrangements and understandings:

(c)(1) Identified portions of the Company's Proxy Statement, dated January 22, 1999, for the Annual Meeting of Stockholders held on February 18, 1999.

(c)(2) Asset Purchase Agreement, dated September 27, 1999, by and between the Company, as Seller, and Pasco Acquisition, Inc., as Purchaser.

* Agreement and Plan of Merger, by and among Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P., Reservoir Capital Master Fund, L.P., OJ Acquisition Corp., and the Company, a copy of which, as executed, is being filed as Exhibit (c)(8) to the Schedule 14D-1 and is incorporated herein by reference.

* Letter of Intent, dated as of July 14, 1999, by and among Ben Hill Griffin III, Ben Hill Griffin, Inc., and Reservoir Capital Group, L.L.C., a copy of which, as executed, is being filed as Exhibit (c)(3) to the
       Schedule 14D-1 and is incorporated herein by reference.

* Letter of Intent, dated as of July 14, 1999, by and among Pasco Acquisition, Inc., the Company, Ben Hill Griffin III, Ben Hill Griffin, Inc., and Reservoir Capital Group, L.L.C., a copy of which, as executed, is being filed as Exhibit (c)(4) to the Schedule 14D-1 and is incorporated herein by reference.
---------------

+ Included in copies of the Schedule 14D-9 mailed to shareholders.